UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Duff & Phelps Corporation

(Name of Issuer)
Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)
26433B107

(CUSIP Number)

Sander Levy
Vestar Capital Partners IV, L.P.
245 Park Avenue, 41st Floor
New York, New York 10167
(212)351-1600

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
With a copy to:
Christian O. Nagler
Kirkland & Ellis LLP
153 East 53rd Street
New York, New York 10022
(212)446-4800

May 27, 2009

(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐
     Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No.	26433B107	Page	2	of	11

1	NAMES OF REPORTING PERSONS Vestar Capital Partners IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,024,395*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,024,395*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,024,395*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* See Item 5.

CUSIP No.	26433B107	Page	3	of	11

1	NAMES OF REPORTING PERSONS Vestar/D&P Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		153,240*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

153,240*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

153,240*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.7%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* See Item 5.

CUSIP No.	26433B107	Page	4	of	11

1	NAMES OF REPORTING PERSONS Vestar Associates IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,024,395*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,024,395*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,024,395*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* See Item 5.

CUSIP No.	26433B107	Page	5	of	11

1	NAMES OF REPORTING PERSONS Vestar Associates Corporation IV

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,024,395*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,024,395*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,024,395*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* See Item 5.

     The Statement on Schedule 13D filed on October 15, 2007 (the “Schedule 13D”), by Vestar Capital Partners IV, L.P. (“VCP IV”) and Vestar/D&P Holdings LLC (“V/D&P”, and together with VCP IV, collectively the “Vestar Investors”), and (ii) Vestar Associates Corporation IV (“VAC IV”), the general partner of Vestar Associates IV, L.P. (“VA IV” and, collectively with the Vestar Investors and VAC IV, the “Reporting Persons”) (which is the general partner of VCP IV), relating to shares of Class A common stock, par value $0.01 per share (the “Common Stock”) of Duff & Phelps Corporation, a Delaware corporation (the “Issuer”), is hereby amended and supplemented as set forth below by this Amendment No. 1 to the Schedule 13D. Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.
Item 1. Security and Issuer
     Item 1 is hereby amended and restated in its entirety as follows:
     This Statement on Schedule 13D (this “Schedule”) relates to the Class A common stock, par value $0.01 per share (“Common Stock”), of Duff & Phelps Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 55 East 52nd Street, New York, New York, 10055.
Item 2. Identity and Background.
     Item 2 is hereby amended or supplemented as follows:
     Attached is a revised Schedule A, which includes certain information concerning the executive officers and directors of VAC IV. Mr. Sander Levy, who is included on the revised Schedule A as an officer of VAC IV, also serves as a director of the Issuer. Mr. Levy disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Vestar Investors.
Item 3. Source and Amount of Funds or other Consideration.
     Item 3 is hereby amended and restated in its entirety as follows:
     The Reporting Persons beneficially own New Class A Units of DPA (“New Class A Units”) and an equivalent number of shares of Class B Common Stock, par value $0.0001 per share, of the Issuer (“Class B Common Stock”). Pursuant to an exchange agreement entered into in connection with the closing of the initial public offering of the Issuer (the “Exchange Agreement”), holders of New Class A Units issued in connection with the reorganization of DPA immediately prior to the consummation of the initial public offering (the “Reorganization”) may exchange one New Class A Unit, together with one share of Class B Common Stock, for one share of Common Stock of the Issuer up to four times each year, subject to the vesting and minimum retained ownership requirements, transfer restrictions and customary conversion rate adjustments for splits, unit distributions and reclassifications contained in the Exchange Agreement. The New Class A Units were converted from the multiple-class structure membership interests of DPA that existed prior to the Reorganization. The foregoing summary of the Exchange Agreement is qualified in its entirety by reference to the text of Exhibit 2.
Item 5. Interest in Securities of the Issuer.
     Item 5 is hereby amended and restated in its entirety as follows:
     The ownership percentages set forth below are based on 22,887,770 shares of the Issuer’s Common Stock outstanding, as set forth in the Issuer’s Prospectus Supplement (the “Prospectus”) filed pursuant to Rule 424(b)(5) on May 14, 2009 (File No. 333-158739) (assuming no exercise of the underwriters’ over-allotment option in connection with the offering described therein). Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934.
     (a) In connection with its offering and sale of 7,000,000 shares of Common Stock on or about May 18, 2009, the Issuer used a portion of the net proceeds from such sale to effect a redemption of approximately $23.6 million of New Class A Units held by the Vestar Investors (representing approximately 24% of the Vestar Investors’ New Class A Units), at a price per unit equal to the public offering price per share of $14.75. As a result of their right to exchange New Class A Units for shares of Common Stock pursuant to the Exchange Agreement, VCP IV and V/D&P directly beneficially own 4,871,155 and 153,240 shares of Common Stock, respectively, for their own account, representing approximately 17.5% and 0.7%, respectively, of the total number of shares of Common Stock outstanding following exchange of their New Class A Units for shares of Common Stock. V/D&P is controlled by its managing member, VCP IV; VCP IV is controlled by its general partner, VA IV, and VA IV is controlled by its general partner, VAC IV. As a result, VCP IV, VA IV and VAC IV may be deemed to beneficially own the 5,024,395 shares of Common Stock owned by both VCP IV and V/D&P, representing approximately 18.0% of the total number of shares of Common Stock outstanding following exchange of their New Class A Units for shares of Common Stock. VCP IV, VA IV and VAC IV may be deemed to beneficially own the 5,024,395 shares of Class B Common Stock, which carry one vote per share, owned by both VCP IV and V/D&P, which, based on 17,301,251 shares of Class B Common Stock outstanding as set forth in the Prospectus, represents approximately 12.5% of the total number of shares of Common Stock and Class B Common Stock outstanding, considered together as a single class.
     (b) The Reporting Persons have and will have the shared power to vote and dispose of the shares of Common Stock that they beneficially own, by virtue of the relationships described above.

     (c)  To the best knowledge of the Reporting Persons, except as described in this Item 5, none of the Reporting Persons or the individuals named in Schedule A to this Schedule 13D has effected a transaction in New Class A Units or shares of Common Stock during the past 60 days (other than transactions that may have been effected in the ordinary course of business in an agency or a fiduciary capacity).
     (d) Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons’ securities.
     (e) Not applicable.
Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated October 12, 2007, among the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons on October 15, 2007).

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     May 29, 2009

VESTAR CAPITAL PARTNERS IV, L.P.

By:	Vestar Associates IV, L.P.,
its General Partner

By:	Vestar Associates Corporation IV,
its General Partner

By:	/s/ Sander Levy

Name: Sander Levy
Title: Managing Director

VESTAR/D&P HOLDINGS LLC

By:	Vestar Capital Partners IV, L.P.,
its Managing Member

By:	Vestar Associates IV, L.P.,
its General Partner

By:	Vestar Associates Corporation IV,
its General Partner

By:	/s/ Sander Levy

Name: Sander Levy
Title: Managing Director

VESTAR ASSOCIATES IV, L.P.

By:	Vestar Associates Corporation IV,
its General Partner

By:	/s/ Sander Levy

Name: Sander Levy
Title: Managing Director

VESTAR ASSOCIATES CORPORATION IV

By:	/s/ Sander Levy

Name: Sander Levy
Title: Managing Director

SCHEDULE A
EXECUTIVE OFFICERS AND DIRECTORS OF
VESTAR ASSOCIATES CORPORATION IV

Name, Position, Citizenship*	Address
*United States (Unless Otherwise Indicated)	245 Park Avenue
41st Floor
New York, NY 10167

Daniel S. O’Connell, CEO
Brian P. Schwartz, Managing Director and CFO
Jack Feder, Managing Director and General Counsel
Arthur J. Nagle, Managing Director
James P. Kelley, Managing Director and President
Robert L. Rosner, Managing Director
Norman W. Alpert, Managing Director
Sander M. Levy, Managing Director
John R. Woodard, Managing Director
James L. Elrod, Managing Director
Federico Pena, Senior Advisor

Index of Exhibits

Exhibit 1	Joint Filing Agreement, dated October 12, 2007, among the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons on October 15, 2007).